UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 18)

Nanophase Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

630079101
(CUSIP Number)

Bradford T. Whitmore
5215 Old Orchard Road, Suite 620
Skokie, Illinois  60077
Telephone:  (847) 733-1230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 630079101 Page 2 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       25,467,020 shares
Shares
Beneficially  8 Shared Voting Power
Owned by        24,359,785 shares
Each
Reporting     9 Sole Dispositive Power
Person          25,467,020 shares
With
             10 Shared Dispositive Power
                24,359,785 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
49,826,805 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

71.5%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 630079101 Page 3 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Investments, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Delaware Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    675,515 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                675,515 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
675,515 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

0.9%

14. Type of Reporting Person (See instructions)
PN

Schedule 13D/A

CUSIP No. 630079101 Page 4 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

INV-GP, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        675,515 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                675,515 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
675,515 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

0.9%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 630079101 Page 5 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Strandler, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        23,684,270 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                23,684,270 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
23,684,270 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

34.0%

14. Type of Reporting Person (See instructions)
OO

Page 6 of 8 Pages

The undersigned hereby amends its Schedule 13D as filed on September 19, 2003 and as previously amended relating to the common stock ("Common Stock") of Nanophase Technologies Corporation, (the "Issuer"). Bradford T. Whitmore, Grace Investments, LP, INV-GP, LLC and Strandler, LLC are collectively referred to in this Amendment No. 18 as the "Filers." Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 2.  Identity and Background

(a) The statement is filed by Grace Investments, LP, a Delaware limited partnership ("Grace Investments"),
INV-GP, LLC, a Delaware Limited Liability Company,
Bradford T. Whitmore ("Whitmore") and Strandler, LLC, a
South Dakota Limited Liability Company ("Strandler")
(collectively the "Filers"). INV-GP, LLC is the general partner of Grace Investments. Whitmore is the manager and sole member of INV-GP, LLC and Strandler.

(b) The business address of Grace Investments, INV-GP, LLC and Whitmore is 5215 Old Orchard Road, Suite 620, Skokie,
Illinois 60077. The business address of Strandler, LLC is
401 3rd Street, #9, Rapid City, South Dakota 57701.

(c) The principal business of Grace Investments is to purchase, sell, invest, and trade in securities.
The principal business of INV-GP, LLC is that of being a general partner of Grace Investments. The principal business of Strandler is to purchase, sell, invest, and trade in securities.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace Investments is a Delaware limited partnership.
INV-GP, LLC is a Delaware limited liability company.
Strandler is a South Dakota limited liability company.
Whitmore is a citizen of the United States.

Page 7 of 8 Pages

Item 4.  Purpose of Transaction

On March 1, 2024, Strandler entered into an agreement to purchase from the Company 15,000 shares of the Company's
Series X Preferred Stock (the "Preferred Stock") at a price per share of $400.00. Each Preferred Stock is convertible into 1,000 shares of the Common Stock for a total of 15,000,000 shares of Common Stock, if and when the Company has filed the Certificate Amendment pursuant to which the Company's authorized shares of Common Stock are increased by an amount sufficient to satisfy the conversion rights under the Preferred Stock. Following such amendment, which is anticipated to occur prior to August 1, 2024, the Preferred Stock is convertible at the discretion of the holder. If the Certificate Amendment is not filed by August 1, 2024, the holder shall thereafter have the right at any time to demand redemption of all or part of its Preferred Stock at a price per share of $420.00

The Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the
Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing:

(1) Grace Investments, LP beneficially owns 675,515 shares of Common Stock, representing approximately 0.9% of the outstanding shares of Common Stock based upon 49,627,254 shares outstanding as of November 14, 2023 as reported in the Issuer's most recent Form 10-Q plus the 5,000,000 shares issued from the rights exercise on February 8, 2024 and 15,000,000 shares issued from the Certificate Amendment. As the general partner of Grace Investments, LP, INV-GP, LLC may be deemed to share beneficial ownership of these 675,515 shares of Common Stock. INV-GP, LLC otherwise disclaims beneficial ownership.

(2) Whitmore is the beneficial owner of 25,467,020 shares of Common Stock. As the manager and sole member of INV-GP, LLC, Whitmore may be deemed the indirect beneficial owner of 675,515 shares of stock beneficially owned by those entities.
As the manager and sole member of Strandler, Whitmore may be deemed the indirect beneficial owner of 23,684,270 shares of stock for a total beneficial ownership of 49,826,805 shares, or 71.5% of the outstanding shares of Common Stock based upon 49,627,254 shares outstanding as of November 14, 2023 as reported in the Issuer's most recent Form 10-Q plus the 5,000,000 shares issued from the rights exercise on February 8, 2024 and 15,000,000 shares issued from the Certificate Amendment.

(b) Grace Investments, LP:  shared voting power (with INV-GP,
LLC and Whitmore)
675,515 Shares of Common Stock

Whitmore: shared voting power (with Grace Investments, LP and INV-GP, LLC)
675,515 Shares of Common Stock;
and
shared voting power (with Strandler)
23,684,270 Shares of Common Stock;
and
sole voting power
25,467,020 Shares of Common Stock

(c) The transactions effected by the Filers during the past sixty days are set forth in Schedule A except for those trades purchased on February 8, 2024 previously reported on the Schedule 13D/A filed on February 12, 2024.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

To the knowledge of the Filers, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Filers and any other person with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits

Exhibit 1 - Securities Purchase Agreement

Exhibit 2 - Certificate of Designations of Series X
Preferred Stock of Nanophase Technologies Corporation

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: March 5, 2024

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, LP

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Manager: INV-GP, LLC
Its:  General Partner

Strandler, LLC

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its: Manager and Member

SCHEDULE A

ACTIVITY FOR NANOPHASE TECHNOLOGIES, CORP.
EFFECTED BY STRANDLER, LLC FOR THE PREVIOUS
60 DAYS.

                             Number of
Date        Security         Shares      Price per
                             Purchased   Share
03/01/2024  Series X         15,000      $400.00
            Preferred Stock


Exhibit 1
SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT ("Agreement" dated as of
March 1, 2024 by and between STRANDLER, LLC, a South Dakota limited liability company ("Purchaser"), and NANOPHASE TECHNOLOGIES CORPORATION, a Delaware corporation (the "Company").

W I T N E S S E T H:
WHEREAS, the Company, and its subsidiary, SOLESENCE, LLC, a Delaware limited liability company ("SLLC"), have a need for working capital;
WHEREAS, the Company desires to sell and issue to the Purchaser, and the Purchaser now wishes to purchase from the Company, 15,000 shares of the Company's Series X
Preferred Stock (the "Preferred Stock") at a price per share of $400.00, each convertible into 1,000 shares (the
"Conversion Shares") of the Company's common stock, par value $0.01 per share ("Common Stock");
WHEREAS, the Company has agreed to, under certain circumstances, register for resale under the Securities
Act of 1933, as amended (the "Securities Act"), all of the Common Stock previously acquired by Purchaser and its affiliates and the Conversion Shares hereunder.
NOW, THEREFORE, in consideration of the foregoing premises and the covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I

Purchase and Sale of Preferred Stock
Section 1.1 Issuance of Preferred Stock. The Company shall file a Certificate of Designation designating the terms of the Preferred Stock, in the form attached hereto as Exhibit A, and shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, 15,000 shares of the Preferred Stock.

Section 1.2 Purchase Price and Other Consideration. The purchase price for the Preferred Stock shall be $400.00 per share of Preferred Stock (the "Purchase Price"). In addition, Purchaser shall extend the maturity of all outstanding loans to the Company until October 1, 2025 and cause its affiliates to do the same.

Section 1.3 The Closing and Amendment.
(a) Timing. Subject to the fulfillment or waiver of the conditions set forth in Article IV hereof, the purchase and sale of the Preferred Stock shall take place at a closing (the "Closing"), to be held on or about March 1, 2024 (the "Closing Date").
(b) Form of Payment and Closing. On the Closing Date, the Company shall deliver to the Purchaser the shares of Preferred Stock purchased and paid for by it hereunder, issued in the name of the Purchaser. Subject to the applicable conditions set forth in Section 4.2 below, on the Closing Date, the Purchaser shall pay the Purchase Price by wire transfer of immediately available funds to an account designated in writing by the Company. In addition, each party shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement at or prior to the Closing, as specified in Article IV below. Subject to the payments of the Purchase Price in accordance with this Agreement, the Preferred Stock will be fully paid for by the Purchaser as of the Closing Date.
(c) Amendment. Prior to August 1, 2024, the Company shall (i) obtain board and shareholder approval for an amendment to its Certificate of Incorporation (the "Certificate Amendment") pursuant to which the Company's authorized shares of Common Stock are increased by an amount sufficient to satisfy the conversion rights under the Preferred Stock purchased hereunder, and (ii) duly execute and file the Certificate Amendment with the Delaware Secretary of State and any other governmental offices as may be necessary to carry out its intent. The Company's failure of comply with (i) and (ii) above shall result in the Preferred Stock being immediately subject to redemption as set forth therein.

ARTICLE II
Representations and Warranties
Section 2.1 Representations and Warranties of the Company.
The Company hereby makes the following representations and warranties to Purchaser as of the date hereof:
(a) Organization and Qualification; Material Adverse Effect.
The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company has no subsidiaries other than SLLC. The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, (x) adversely affect the legality, validity or enforceability of this Agreement or any of the other documents executed and/or delivered in connection with the transactions described in this Agreement (collectively, the "Transaction Documents") in any material respect, (y) have a material adverse effect on the results of operations, assets, or financial condition of the Company or (z) adversely impair in any material respect the Company's ability to perform fully on a timely basis its obligations under the Transaction
Documents (a "Material Adverse Effect").
(b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents, and otherwise to carry out its obligations thereunder. Each of the Transaction Documents has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.
(c) Capitalization. The authorized, issued and outstanding capital stock of the Company is set forth in Schedule 2.1(c).
No shares of Common Stock are entitled to preemptive or similar rights, nor is any holder of the Common Stock entitled to preemptive or similar rights arising out of any agreement or understanding with the Company by virtue of any of the Transaction Documents. Except as disclosed in Schedule 2.1(c), there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever elating to, securities, rights or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire any shares of Common Stock, or contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock.
(d) Issuance of Shares. Provided that the Company complies with
Section 1.3(c) hereof, thereafter upon issuance in accordance with this Agreement and the terms of the Preferred Stock, the Conversion Shares into which the Preferred Stock is convertible will be duly authorized, validly issued, fully paid and nonassessable and free from all taxes (other than transfer taxes where the Preferred Stock has been transferred and other than any taxes due because of actions by a Purchaser), liens and charges with respect to the issue thereof and the holders of such Conversion Shares shall be entitled to all rights and preferences accorded to a holder of Common Stock.
(e) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby, do not and will not (i) conflict with or violate any provision of its Certificate of Incorporation (after giving effect to the Certificate Amendment) or By-laws or (ii) conflict with, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including Federal and state securities laws and regulations), or by which any material property or asset of the Company is bound or affected, except in the case of each of clauses (ii) and (iii), such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as could not, individually or in the aggregate, have or result in a Material Adverse Effect. The business of the Company is not being conducted in violation of any law,ordinance or regulation of any governmental authority, except for violations which, individually or in the aggregate, do not have a Material Adverse Effect.
(f) Consents and Approvals. Except with respect to the Certificate Amendment, the Company is not required to obtain any consent, waiver, authorization or order of, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Company of the Transaction Documents other than where the failure to obtain such consent, waiver, authorization or order, or to give or make such notice or filing, would not materially impair or delay the ability of the Company to effect the transactions contemplated by this Agreement free and clear of all liens and encumbrances of any nature whatsoever or would not otherwise have a Material Adverse Effect.
(g) Private Offering. Assuming (without any independent investigation or verification by or on behalf of the Company) the accuracy of the representations and warranties of the Purchaser set forth herein, the offer and sale of the Preferred Stock is exempt from registration under Section 5 of the Securities Act of 1933, as amended (the "Securities
Act"). Neither the Company nor any person acting on its behalf has taken or will take any action which might subject the offering, issuance or sale of the Preferred Stock to the registration requirements of Section 5 of the Securities Act.
(h) SEC Documents. The Company has filed all reports or other filings required to be filed by it under Securities Act and the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), including pursuant to Section 13(a) or 15(d) thereof, for the three years preceding the date hereof (the foregoing materials being collectively referred to herein as the "SEC Documents"), on a timely basis, or a notification of late filing was timely filed with respect thereto and such filing was subsequently made during the resulting extended filing period undertaken in such notice.
As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the published rules and regulations of the Securities and Exchange Commission with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved, except as may be otherwise indicated in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments. Since the date of the financial statements included in the Company's last filed
Annual Report on Form 10-K, there has been no event, occurrence or development that has had a Material Adverse
Effect which is not specifically disclosed in any of the SEC Documents, other than any such event, occurrence or development which has been disclosed to Purchaser.
(i) Brokers. The Company has taken no action which would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments by the Company or the Purchaser relating to the Transaction
Documents or the transactions contemplated thereby.
(j) Compliance with Obligations to the Purchaser. The
Company is in compliance with all of its obligations to the Purchaser, including without limitation, pursuant to prior agreements.
Section 2.2 Representations and Warranties of the
Purchaser. Purchaser hereby makes the following representations and warranties to the Company as of the date hereof and the Closing Date:
(a) Authority. The Purchaser is a limited liability company with the requisite legal power and authority to enter into and to consummate the transactions contemplated hereby and otherwise to carry out its obligations hereunder and thereunder. The purchase by the Purchaser of the Preferred Stock under this Agreement has been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes its valid and legally binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity.
(b) Investment Intent. Purchaser is acquiring the
Preferred Stock for its own account and without a present intention to distribute or resell it in violation of applicable securities laws. Purchaser will not offer, sell, transfer, assign, pledge or hypothecate any portion of the Preferred Stock in the absence of a registration under, or pursuant to an applicable exemption from, federal and applicable state securities laws.
(c) Experience. Purchaser has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Preferred Stock and has so evaluated the merits and risks of such investment.
(d) Ability of Purchaser to Bear Risk of Investment.
Purchaser is able to bear the economic risk of an investment in the Preferred Stock at the present time, is able to afford a complete loss of such investment.
(e) Access to Information. Purchaser acknowledges that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the Preferred
Stock and the merits and risks of investing in the Preferred Stock; (ii) access to information about the Company and the Company's financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.
(f) Accredited Investor Status; Sophisticated Purchaser. Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the 1933
Act and is able to bear the risk of its investment in the Preferred Stock and Conversion Shares. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Preferred Stock and Conversion Shares.
(g) Information. Purchaser and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company which have been requested and materials relating to the offer and sale of the Preferred Stock and Conversion Shares which have been requested by the Purchaser. Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by the Purchaser or its advisors, if any, or its representatives shall modify, amend or affect the Purchaser's right to rely on the Company's representations and warranties contained in
Section 2.1 above. The Purchaser understands that its purchase of the Preferred Stock and Conversion Shares involves a high degree of risk. Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Preferred Stock and Conversion Shares.
(h) No Public Trading. Purchaser understands that the
Preferred Stock must be held indefinitely unless and until such Preferred Stock is converted into Conversion Shares that are registered for public resale under the 1933 Act or other applicable laws
(or an exemption from registration is available).
Purchaser further agrees to hold any and all Conversion Shares for a period of at least 12 months from the date of conversion.
(i) Brokers. Purchaser has taken no action which would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments by the Company or the Purchaser relating to this Agreement or the transactions contemplated hereby.
(j) Reliance by the Company. Purchaser understands that the Preferred Stock is being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of the Purchaser to acquire the Preferred Stock and the Conversion Shares issuable upon conversion or exercise thereof.

ARTICLE III
Covenants
Section 3.1 Affirmative Covenants. The Company covenants
that from the date hereof and for so long as any portion
f the Preferred Stock other obligation under the
Transaction Documents and Loan Documents shall remain outstanding, it will observe or perform each of the following unless such observance or performance is
expressly waived by the Purchaser in writing:
(a) Corporate Existence. It will maintain its corporate existence in good standing and remain qualified to do business as a foreign corporation in each jurisdiction in
which the nature of its activities or the character of the properties it owns or leases makes such qualification necessary.
(b) Continuation of Business. Except as set forth on
Schedule 3.1(b), it will continue to conduct its business,
in all material aspects, as conducted on the day hereof in compliance in all material respects with all applicable rules and regulations of applicable governmental
authorities.
Section 3.2 Dividends; Stock Repurchases. So long as any principal amount of the Preferred Stock remains outstanding, the Company will not declare any dividends on any shares of any class of its capital stock (other than dividends
consisting solely of Common Stock or rights to purchase
Common Stock of the Company), or apply any of its property
or assets to the purchase, redemption or other retirement of, or set apart any sum for the payment of any dividends on, or for the purchase, redemption or other retirement of, or make any other distribution by reduction of capital or otherwise in respect of, any shares of any class of its capital stock.
Section 3.3	Incurrence of Debt; Liens; Transfer of Assets
to Subsidiaries. For so long as any Preferred Stock remains outstanding, neither the Company nor any subsidiary of the Company shall:
(a) Directly or indirectly create, incur, assume or permit to exist any lien, pledge, charge or encumbrance on or with respect to any of its property or assets (including any document or instrument in respect of goods or accounts receivable) whether now owned or held or hereafter acquired, or any income or profits therefrom, senior or of equal priority to the liens in favor of Purchaser, except for Permitted Liens.
(b) Directly or indirectly transfer any of its assets to any subsidiary of the Company. As used herein, "Permitted Liens" means (i) liens granted under any security agreement to Purchaser or to any affiliate of Purchaser; (ii) pledges or deposits made to secure payment of worker's compensation insurance, unemployment insurance, pensions or social security programs or to secure the performance of letters of credits, bids, tenders, public or statutory obligations, surety, performance bonds and other similar obligations; (iii) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like possessory liens arising in the ordinary course of business that are not overdue for a period of more than 90 days or that are being contested in good faith; and (iv) the liens and encumbrances disclosed on Schedule 3.3(b) hereto.

ARTICLE IV
Conditions to Closing
Section 4.1 Conditions Precedent to the Obligation of the
Company to Sell. The obligation hereunder of the Company to issue and/or sell the Preferred Stock at the Closing is subject to the satisfaction of each of the applicable conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.
(a) Accuracy of the Purchaser's Representations and Warranties. The representations and warranties of the Purchaser will be true and correct in all material respects as of the date when made and as of the Closing Date, as though made at that time.
(b) Performance by the Purchaser. The Purchaser shall have performed all agreements and satisfied all conditions required to be performed or satisfied by the Purchaser at or prior to the Closing Date including payment of the Purchase Price to the Company as provided herein.
(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by the Transaction Documents.
Section 4.2 Conditions Precedent to the Obligation of the Purchaser to Purchase. The obligation hereunder of Purchaser to acquire and pay for the Preferred Stock at the Closing is subject to the satisfaction of each of the applicable conditions set forth below. These conditions are for such Purchaser's benefit and may be waived by the Purchaser at any time in its sole discretion.
(a) Accuracy of the Company's Representations and Warranties. The representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties as of an earlier date, which shall be true and correct in all material respects as of such date).
(b) Performance by the Company. The Company shall have performed all agreements and satisfied all conditions required to be performed or satisfied by the Company at or prior to the Closing, including, without limitation, adoption (and filing as applicable) of the Certificate of Designation, issuance of the Preferred Stock, and delivery of the Preferred Stock to the Purchaser on the Closing Date, as applicable.
(c) No Material Adverse Change, Injunction or Litigation. There shall have been no Material Adverse Change in the financial or business condition of the Company or its Subsidiaries, other than any event, occurrence or development which has been disclosed to Purchaser. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by the Transaction Documents.
(d) Officer's Certificates. On the Closing Date, the Company shall have delivered to the Purchaser a certificate in form and substance satisfactory to the Purchaser and the Purchaser's counsel, executed by a senior officer of the Company, certifying as to satisfaction of the Closing Date conditions, the incumbency of signing officers, and the true, correct and complete nature of the Certificate of Incorporation, By-Laws, good standing and authorizing resolutions of the Company.

ARTICLE V
Legend and Stock; Registration Rights
Section 5.1 Stock Legends. Purchaser agrees to the imprinting, so long as is required by this Section 5.1, of the following legend on its Preferred Stock and Conversion Shares:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION
OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.
The Conversion Shares shall not contain the legend set forth above if the issuance thereof occurs at any time while a registration statement ("Registration Statement") filed pursuant hereto is effective under the Securities Act or in the event that the Conversion Shares may be sold pursuant to Rule 144(k) under the Securities Act. The Company agrees that it will provide Purchaser, upon request, with a certificate or certificates representing Conversion Shares free from such legend at such time as such legend is no longer required hereunder. Purchaser agrees that, in connection with any transfer of Conversion Shares by it pursuant to an effective registration statement under the Securities Act, it will comply with the prospectus delivery requirements of the Securities Act provided copies of a current prospectus relating to such effective registration statement are or have been supplied to Purchaser.
Section 5.2 Registration Rights. The Company shall use commercially reasonable efforts to file a Registration Statement, which shall also cover all other shares of common stock held by the Purchaser and his affiliates, promptly following the filing of the Certificate Amendment.

ARTICLE VI
Governing Law; Miscellaneous
Section 6.1 Fees and Expenses. The Company shall pay, concurrently with the execution and delivery of this Agreement, the reasonable fees and expenses of legal counsel for the Purchaser incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents incurred to date and, thereafter, upon request of Purchaser, the Company, shall pay any additional fees and expenses incurred by the Purchaser and incident to the filing, negotiation, preparation, performance or amendment of the
Transaction Documents.
Section 6.2 Entire Agreement. This Agreement, together with the Preferred Stock, and the other Transaction Documents, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.
Section 6.3 Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) when sent by facsimile, upon receipt if received on a business day prior to 5:00 p.m. (Central Time), or the first business day following such receipt if received on a business day after 5:00 p.m. (Central Time); or (iii) upon receipt, when deposited with a nationally recognized overnight express courier service, fully prepaid, in each case properly addressed to the party to receive the same. The addresses and facsimile number for such communications shall be:
If to Purchaser, at:
401 Third Street, Suite 9
Rapid City, SD  57701
Attn:  Bradford T. Whitmore

to Company, at:
1319 Marquette Drive
Romeoville, IL 60446
Attn: Jess Jankowski
Tel: 630-771-6702 Fax: 630-771-0825
or such other address or facsimile number as may be designated in writing hereafter, in the same manner, by such person.
ARTICLE VII
Section 7.1 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and by Purchaser; or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.
Section 7.2 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.
Section 7.3 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. Neither the Company nor the Purchaser may assign this Agreement or any rights or obligations hereunder (other than an assignment from Purchaser to an affiliate of such Purchaser) without the prior written consent of the other. Any transfer made in violation of this provision shall be null and void. The assignment by a party of this Agreement or any rights hereunder shall not affect the obligations of such party under this Agreement.
Section 7.4 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.
Section 7.5 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without regard to the principles of conflicts of law thereof.
Section 7.6 Survival. The agreements, representations and warranties and covenants contained in this Agreement shall survive the delivery of the Preferred Stock pursuant to this Agreement.
Section 7.7 Counterpart and Facsimile Signatures. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the executing party with the same force and effect as if such facsimile signature page were an original thereof.
Section 7.8 Publicity. The Company and the Purchaser shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and neither the Company nor Purchaser shall issue any such press release or otherwise make any such public statement without the prior consent of the other, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement.
Section 7.9 Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.
Section 7.10 Payment of Expenses. The Company agrees to pay all costs and expenses, including reasonable attorneys' fees and expenses, which may be incurred by Purchaser in successfully enforcing any Transaction Document.
Section 7.11 Indemnification. The Company hereby agrees to indemnify, defend and hold harmless Purchaser and its respective partners, shareholders, officers, affiliates, employees or agents ("Indemnified Parties"), from and against any and all losses, claims, damages, liabilities and costs, including reasonable legal fees (collectively "Losses") (i) incurred as a result of the breach by the Company or any subsidiary of any representation, covenant or other provision in any Transaction Document; (ii) incurred as a result of entering into this Agreement; (iii) incurred in enforcing this Section 7.11 or (iv) incurred involving a third-party claim and arising out of the acquisition, holding and/or enforcement by Purchaser of any of the Transaction Documents.

* * * * *
(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

NANOPHASE TECHNOLOGIES CORPORATION

By: ______________________________________
Name: Jess Jankowski
Title: President & Chief Executive Officer


STRANDLER, LLC

By: ______________________________________
    Bradford T. Whitmore, Manager

SCHEDULE 2.1(c)
Capitalization
The authorized number of shares of common stock, par value $0.01 per share, of the Company is 60,000,000 shares, of which 54,719,704 shares are outstanding and 3,433,516 shares have been reserved for issuance pursuant to unexercised outstanding options. After the adoption and filing of the Certificate Amendment, the authorized number of shares of common stock, par value $0.01 per share, of the Company will be 95,000,000 shares. The authorized number of shares of preferred stock of the Company is 24,088, none of which are outstanding.

SCHEDULE 3.1(b)
Changes in Business
NONE

SCHEDULE 3.3(b)
Permitted Liens

Libertyville Bank & Trust
$30,000 Letter of Credit (Romeoville Lease)
$500,000 Letter of Credit (Bolingbrook Lease)

Beachcorp, LLC
Revolving Loan Accounts Receivable
Revolving Loan Inventory

Strandler, LLC
Term Loan

EXHIBIT A
FORM OF CERTIFICATE OF DESIGNATION FOR SERIES X PREFERRED STOCK
(See attached.)

Exhibit 2

CERTIFICATE OF DESIGNATIONS
of
SERIES X PREFERRED STOCK
of
NANOPHASE TECHNOLOGIES CORPORATION

(Pursuant to Section 151 of the
Delaware General Corporation Law)

-------------------------------
NANOPHASE TECHNOLOGIES CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the "Company"), hereby certifies that the following resolution was adopted by the Board of Directors of the Company as required by Section 151 of the General Corporation Law at a meeting duly called and held on February 26, 2024.
RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Company (hereinafter called the "Board of Directors" or the "Board") in accordance with the provisions of the Company's Certificate of Incorporation, the Board of Directors hereby creates a series of Preferred Stock, par value $.01 per share (the "Preferred Stock"), of the Company and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof as follows:

Series X Preferred Stock:
Section 1. Designation and Amount.  The shares of such series shall be designated as "Series X Preferred Stock" (the "Series
X Preferred Stock") and the number of shares constituting the
Series X Preferred Stock shall initially be 15,000 with a
"Preference Value" of $400.00 per share.  Such number of
shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the
number of shares of Series X Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any
outstanding securities or rights issued by the Company
convertible into Series X Preferred.
Section 2. Dividends and Distributions.  The Series X Preferred
Stock shall not be entitled to any dividends or distributions except as contemplated by Section 4(c)(i).
Section 3. Voting Rights.  The holders of shares of Series X
Preferred Stock shall have no voting rights.
Section 4.  Conversion.
(a) Conversion by Holder.  Subject to the terms hereof and
restrictions and limitations contained herein, and provided that the Company has filed an Amendment to its Certificate of
Incorporation increasing the authorized shares of Common Stock from 60,000,000 to 95,000,000 (the "Certificate Amendment"), each holder of Series X Preferred Stock (each a "Holder") shall have the right, at such Holder's option, at any time and from time to time to convert each share of Series X Preferred Stock into one thousand (1,000)  fully paid, validly issued and non-assessable shares of Common Stock of the Company (free of any liens, claims and encumbrances) at no additional cost to the respective Holder, by delivering to the Company a fully executed notice of conversion in the form of conversion notice attached hereto as Exhibit A
(the "Conversion Notice"), which may be transmitted by facsimile or email (with the original mailed on the same day be certified or registered mail, postage prepaid and return receipt requested or via overnight courier), on the date of conversion (the
"Conversion Date").  A Conversion Notice shall be deemed sent on the date of delivery if delivered before 5:00 p.m. Central Time on such date, or the day following such date if delivered after 5:00
p.m. Central Time.  In the event that the Certificate Amendment has not been properly approved and filed on or before 5:00pm
(Central Time) on August 1, 2024, each Holder shall thereafter have the right at any time to demand redemption (and the Company shall redeem within five (5) days of such demand) of all or part of its shares of Series X Preferred Stock at a price per share of
$420.00 per share. To the extent the redemption price is not paid in full within five (5) days of such demand, any overdue amounts shall bear interest at a rate of 10% per annum.
(b) Conversion Date Procedures.  Upon conversion of Series X
Preferred Stock pursuant to this Section 4, the Holder shall not be required to physically surrender any certificates evidencing Series
X Preferred Stock.  The Company will deliver to the Holder not later than three (3) Trading Days after the Conversion Date, a certificate or certificates which shall be free of restrictive legends and trading restrictions (assuming that the Company has filed a
registration statement of the Common Stock issuable upon conversion
(the "Registration Statement"), and such registration statement has been declared effective), representing the number of shares of
Common Stock being acquired upon the conversion of the Series X
Preferred Stock.  In lieu of delivering physical certificates representing the shares of Common Stock issuable upon conversion the
Series X Preferred Stock, provided the Company's transfer agent is participating in the Depository Trust Company ("DTC") Fast Automated
Securities Transfer ("FAST") program, upon request of the Holder, the Company shall use commercially reasonable efforts to cause its transfer agent to electronically transmit such shares issuable upon conversion of the Series X Preferred Stock to the Holder (or its
designee), by crediting the account of the Holder's (or such designee's) prime broker with DTC through its Deposit Withdrawal
Agent Commission system (provided that the same time periods herein as for stock certificates shall apply).  If in the case of any conversion hereunder, such certificate or certificates are not delivered to or as directed by the Holder by the third Trading Day after the Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion.
(c) Conversion Price Adjustments.
(i) Stock Dividends and Splits.  If the Company or any of its
subsidiaries, at any time while any of the Series X Preferred Stock is outstanding, (A) shall pay a stock dividend or otherwise make a distribution or distributions on any equity securities (including instruments or securities convertible into or exchangeable for such equity securities) in shares of Common Stock, or (B) subdivide outstanding Common Stock into a larger number of shares, then in each such case the amount to which holders of shares of Series X
Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of
Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.  Any adjustment made pursuant to this Section 4(c)(i) shall become effective immediately after the record date for the determination of
stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision.
(ii) Rounding of Adjustments.  All calculations under this Section
4 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.
(iii) Notice of Adjustments.  Whenever any adjustment is made pursuant to Section 4(c)(i) above, the Company shall promptly deliver to each Holder, a notice setting forth the number of shares of Common Stock into which the Series X Preferred Stock is
convertible after such adjustment and setting forth a brief
statement of the facts requiring such adjustment, provided that any failure to so provide such notice shall not affect the
automatic adjustment hereunder.
(iv) Change in Control Transactions.  In case of any Change in
Control Transaction (defined below), each Holder shall have the right thereafter to, at its option, require the Company or its successor to redeem its shares of Series X Preferred Stock, in whole or in part, at a redemption price equal to $420.00 per share being redeemed. This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share
exchanges.   For purposes hereof, "Change in Control" means (A) the
disposition by the Company of all or substantially all of its assets, whether in one transaction or in a series of related transactions, to an unaffiliated buyer for value, or (B) any sale by the Company of its stock or of instruments or securities convertible into or exchangeable for its stock, or any merger, consolidation, conversion or reorganization of the Company, in one transaction or in a series of related transactions pursuant to which the persons owning the right to receive distributions and dividends declared and paid on the Company's stock (including any holders of instruments and securities convertible into or exchangeable for the Company's stock which are entitled pursuant to their terms to participate in such distributions and dividends) immediately before such transaction or series of related transactions own less than half of the right to receive such distributions and dividends immediately after such transaction or series of related transactions.
(vi) Notice of Certain Events.  If:
A. the Company shall declare a dividend (or any other distribution) on its Common Stock; or
B. the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Stock; or
C. the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or
D. the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share of exchange whereby the Common Stock is converted into other securities, cash or property; or
E. the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company;
then the Company shall cause to be mailed to each Holder at its last address as it shall appear upon the books of the Company, on or prior to the date notice to the Company's stockholders generally is given, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange.
(d) Reservation and Issuance of Underlying Securities. The Company covenants that it will at all times following the filing of the Certificate Amendment, reserve and keep available out of its authorized and unissued Common Stock solely for the purpose of issuance upon conversion of the Series X Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of persons other than the holders of the Series X Preferred Stock, not less than such number of shares of Common Stock as shall be issuable (taking into account the adjustments under this Section 4 but without regard to any ownership limitations contained herein) upon the conversion of the Series X
Preferred Stock hereunder in Common Stock (including repayments in stock). The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid, nonassessable and, assuming that the Registration
Statement has been filed and declared effective), freely tradeable.
(e) No Fractions. Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the closing price of a share of Common Stock at such time. If the Company elects not, or is unable, to make such cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.
(f) Charges, Taxes and Expenses. Issuance of certificates for shares of Common Stock upon the conversion of the Series X Preferred Stock shall be made without charge to the Holder thereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for shares of Common Stock are to be issued in a name other than the name of the Holder, The Conversion Notice shall include an appropriate assignment; and provided further, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any such transfer.
(g) Notices Procedures. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Conversion Notice, shall be in writing and delivered personally, by confirmed facsimile or email, or by a nationally recognized overnight courier service to the Company at the email, facsimile, telephone number or address of the principal place of business of the Company as set forth in the Purchase Agreement. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, or by a nationally recognized overnight courier service addressed to the Holder at the facsimile telephone number or address of the Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed delivered (i) upon receipt, when delivered personally, (ii) when sent by facsimile, upon receipt if received on a Business Day prior to 5:00 p.m. (Central Time), or on the first Business Day following such receipt if received on a Business Day after 5:00 p.m. (Central Time) or (iii) upon receipt, when deposited with a nationally recognized overnight courier service.
Section 5. Reacquired Shares. Any shares of Series X Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred
Stock subject to the conditions and restrictions on issuance set forth herein, in the Company's Certificate of Incorporation, or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.
Section 6. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series X Preferred Stock unless, prior thereto, the holders of shares of Series X Preferred Stock shall have received an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to $400.00 per share of Series X Preferred Stock.
Section 7. No Redemption. The shares of Series X Preferred Stock shall not be redeemable except as provided for herein.
Section 8. Amendment. The Certificate of Incorporation of the Company shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series X Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series X Preferred Stock, voting together as a single class.
IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Company by its Chief Executive Officer this ___ day of March, 2024.

NANOPHASE TECHNOLOGIES CORPORATION

By: ______________________________________
Name: Jess Jankowski
Title: Chief Executive Officer